First American Financial Corporation

1 First American Way

Santa Ana, California 92707

May 12, 2010

VIA EDGAR AND FACSIMILE

Jeffrey P. Riedler

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	First American Financial Corporation
Registration Statement on Form 10, filed May 12, 2010
File No. 001-34580

Dear Mr. Riedler:

First American Financial Corporation, a California corporation (the “Company”), hereby respectfully requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to 10 a.m. Eastern on May 13, 2010, or as soon thereafter as practicable.

In addition, the Registrant hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, FIRST AMERICAN FINANCIAL CORPORATION

/s/ Kenneth D. DeGiorgio
Name: Kenneth D. DeGiorgio Title: Executive Vice President